UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                  AMENDMENT NO. 1 TO
                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               GREENTREE SOFTWARE, INC.
                             ----------------------------
                                   (Name of Issuer)


                       COMMON SHARES, $.01 PAR VALUE PER SHARE
                     -------------------------------------------
                            (Title of Class of Securities)


                                      395793201
                                   ----------------
                                    (CUSIP Number)


                              L-R Global Partners, L.P.
                           30 Rockefeller Plaza, 54th Floor
                               New York, New York 10112
                             Attention:  J. Murray Logan
                                    (212) 649-5600

             (Name, address and telephone number of person authorized to receive notices and communications)


                                    April 17, 1998
                         -----------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S 240.13d-7(b) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                    Page 4 of 14 of the initial Schedule 13D pertaining to the Common Shares of Greentree Software, Inc., a New York Corporation, filed with the SEC on April 27, 1998 for an event of April 17, 1998 (the "Initial Schedule 13D"), is hereby amended to read in its entirety as follows:

                                     SCHEDULE 13D

          -----------------------                    ----------------------
          CUSIP No.   395793201                      PAGE  4  OF  14  PAGES
                   --------------                         ---    ----
          -----------------------                    ----------------------

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               J. Murray Logan, as a member of L-R Managers, LLC and in
               his individual capacity
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                    (b) [x]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS
               PF with respect to securities with sole voting and dispositive power.
               Not applicable with respect to securities with shared
               voting and dispositive power.
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
          -----------------------------------------------------------------
          NUMBER OF
                         7    SOLE VOTING POWER
          SHARES                   159,874
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER
                                   4,000,000
          OWNED BY       --------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
          EACH                     159,874
                         --------------------------------------------------
          REPORTING      10   SHARED DISPOSITIVE POWER
                                   4,000,000
          PERSON WITH
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                    4,159,874
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    55.7% (See Item 5.a and 5.b)
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON
                    IN
          -----------------------------------------------------------------

               The second paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               "Between March 16, 1993 and October 27, 1997, Logan purchased a total of 33,208 shares of Common Stock (as adjusted for stock splits having occurred prior to the date hereof) in the open market for cash for an aggregate purchase price of approximately $284,000.
               On February 9, 1994, Logan purchased 8,333 shares of Common Stock from the Company (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $100,000. On October 24, 1997, Logan purchased 60,000 shares of Common Stock from the Company (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $41,000. On March 23, 1997, Logan purchased a convertible note of the Issuer, which has prior to the date hereof been converted into 8,333 shares of Common Stock, for a cash purchase price of approximately $25,000. On April 17, 1998, Logan purchased from the Company 70,000 shares of Common Stock in a private transaction for a cash purchase price of approximately $56,000, and immediately thereafter transferred as gifts an aggregate of 20,000 of such shares purchased on April 17, 1998 (10,000 of such shares were transferred to a member of his immediate family and 10,000 of such shares were transferred to a business associate). All of such shares purchased by Logan, except those shares transferred as gifts, are referred to herein collectively as the "Logan Shares". The Logan Shares and the Note are referred to herein collectively as the "Securities"."

               The second paragraph of Item 5 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               "Logan beneficially owns 159,874 shares of Common Stock, representing approximately 2.1% of the issued and outstanding shares of Common Stock, assuming the full principal amount of the Note has been converted. The percentage ownership of Common Stock by Logan was derived by dividing 159,874 by the sum of the Unadjusted Outstanding Shares and 4,000,000 (the maximum number of shares of Common Stock into which the Note may be converted)."

               Item 7e of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

               "e.  Joint Filing Agreement, dated as of April 27,
               1998, executed by each of the Reporting Persons
               (Exhibit E)."
                ---------

               Item 7f is hereby added to the Initial Schedule 13D and shall read in its entirety as follows:

               "f. Deed of Gift, dated as of April 17, 1998, executed by J. Murray Logan in favor of Judith
               Friedman."

               Item 7g is hereby added to the Initial Schedule 13D and shall read in its entirety as follows:

               "g. Deed of Gift, dated as of April 17, 1998, executed by J. Murray Logan in favor of Hugh Logan."

               Exhibit E of the Initial Schedule 13D is hereby replaced
               ---------
          with the Exhibit E following the signature page of this Amendment
                   ---------
          No. 1.

               Exhibit F is hereby added to the Initial Schedule 13D and
               ---------
          shall read in its entirety as set forth following the signature page of this Amendment No. 1.

               Exhibit G is hereby added to the Initial Schedule 13D and
               ---------
          shall read in its entirety as set forth following the signature page of this Amendment No. 1.

                                      SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

          Date:  June 9, 1998            L-R GLOBAL PARTNERS, L.P.

                                         By: L-R Managers, LLC,
                                             General Partner

                                             By:   /s/ J. Murray Logan
                                                  ------------------------
                                                  Name:  J. Murray Logan
                                                  Title: Investment Manager


                                         L-R MANAGERS, LLC, AS GENERAL
                                         PARTNER OF L-R GLOBAL PARTNERS,
                                         L.P.


                                         By:  /s/ J. Murray Logan
                                             ------------------------
                                             Name:  J. Murray Logan
                                             Title:  Investment Manager


                                         J. MURRAY LOGAN, AS A MEMBER OF
                                         L-R MANAGERS, LLC AND IN HIS
                                         INDIVIDUAL CAPACITY

                                            /s/ J. Murray Logan
                                         ----------------------------


                         [Signatures continue on next page.]

                                         ROCKEFELLER & CO., INC., AS A
                                         MEMBER OF L-R MANAGERS, LLC


                                         By:  /s/ David A. Strawbridge
                                             ---------------------------
                                             Name:  David A. Strawbridge
                                             Title:  Vice President


                                         ROCKEFELLER FINANCIAL SERVICES,
                                         INC., AS SOLE SHAREHOLDER OF
                                         ROCKEFELLER & CO., INC.


                                         By:  /s/ John T. Leyden
                                             --------------------------
                                             Name:  John T. Leyden
                                             Title:  Vice President

                                  EXHIBIT INDEX


          Exhibit         Description
          -------         -----------

             E Joint Filing Agreement, dated April 27, 1998, executed by each of the Reporting Persons.

             F Deed of Gift, dated as of April 17, 1998, acknowledged by Judith Friedman.

             G Deed of Gift, dated as of April 17, 1998, acknowledged by Hugh Logan.